Mail Stop 3561

				June 29, 2005

By Facsimile and U.S. Mail

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199


		Re:	NSTAR
			File No. 1-14768
			Form 10-K for the year ended December 31, 2004

			Boston Edison Company
			File No. 1-2301
			Form 10-K for the year ended December 31, 2004

Dear Mr. May:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 16, 2005.
Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

1. We note your response to comment one of our letter dated June
3,
2005. Please explain in detail why you have not classified your goodwill as a regulatory asset. In this regard, paragraph 30 of SFAS no. 71 indicates that if the regulator permits all or a portion of goodwill to be amortized over a specific time period as an allowable cost for rate-making purposes, the regulator`s action provides reasonable assurance of the existence of a regulatory asset. We may have further comment.

2. We note your response to comment 3 of our letter dated June 3, 2005. The guidance to the implementation of SFAS no. 87, in particular questions 86 and 87, indicates that each subsidiary should account for its participation in the overall single-employer pension
plan as a participation in a multiemployer pension plan. The parent
company should, of course, account for the pension plan as a single-
employer pension plan in its consolidated financial statements.
In
this regard, explain to us why the reimbursement from Boston
Edison`s
affiliates would not net against the prepaid pension asset,
instead
of creating an inter-company payable.  In this regard, we assume you
are only reflecting the amount of pension expense related to
Boston
Edison on its stand alone consolidated income statement. Quantify the amount of the reimbursement that Boston Edison received in 2004 from affiliates, and indicate to us the period for which such reimbursement relates. It is unclear to us why Boston Edison is reflecting the entire prepaid pension asset on its consolidated balance sheets.


	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Thomas May
NSTAR
June 29, 2005
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